Exhibit 99.1

Directors’ Share Dealing

London: Monday, August 7, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notifications that:-

(a)

Mr Simon To, Executive Director and Chairman, through Dynamic Drive Limited, a person closely associated (“PCA”) with Mr To, purchased a total of 1,748 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med ("Ordinary Share")) on August 2, 2017 at a price of US$22.97 per ADS. Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust (the “DDT”) which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor;

(b)

Mr To through Wencheng Capital Limited (“WCL”), a PCA with Mr To, purchased a total of 1,826 ADSs between August 2 and August 3, 2017 at an average price of US$22.93 per ADS.  WCL is controlled by the trustee of Wencheng Trust (“WT”) which has been established for the benefit of Mr To’s family member, of which Mr To is the settlor;

(c)	Mr Paul Carter, Independent Non-executive Director, purchased a total of 724 Ordinary Shares at a price of GBP34.25 per share on August 2, 2017;

(d)	Dr Dan Eldar, Non-executive Director, purchased a total of 1,900 Ordinary Shares at an average price of GBP34.93 per share on August 2, 2017;

(e)	Dr Karen Ferrante, Independent Non-executive Director, purchased a total of 3,245 ADSs at an average price of US$22.94 per ADS on August 2, 2017; and

(f)

Ms Edith Shih, Non-executive Director and Company Secretary, purchased a total of 7,712 ADSs and 10,000 Ordinary Shares at an average price of US$23.29 per ADS and GBP34.75 per share respectively between August 3 and August 4, 2017.

Following the above purchases, (i)  Mr To is interested in 110,401 ADSs (in DDT and WT of which his family members are the beneficiaries) and 180,000 Ordinary Shares (including the holding of 78,000 Ordinary Shares in DDT of which his family members are the beneficiaries), representing in aggregate approximately 0.39% of the current issued share capital of Chi-Med; (ii) Mr Carter is interested in 3,524 Ordinary Shares, representing approximately 0.006% of the current issued share capital of Chi-Med; (iii) Dr Eldar is interested in 1,900 Ordinary Shares and 6,225 ADSs, representing approximately 0.008% of the current issued share capital of Chi-Med; (iv) Dr Ferrante is interested in 5,785 ADSs, representing approximately 0.005% of the current issued share capital of Chi-Med; and (v) Ms Shih is interested in 83,856 ADSs and 70,000 Ordinary Shares, representing approximately 0.18% of the current issued share capital of Chi-Med.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Dynamic Drive Limited

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dynamic Drive Limited
2	Reason for the notification
a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Dynamic Drive Limited is controlled by the trustee of Dynamic Drive Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction

Acquisition of 1,748 ADSs in the name of Dynamic Drive Limited which holds the ADSs for a family trust (Dynamic Drive Trust) of which Mr To is the settlor on August 2, 2017 at a price of US$22.97 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$22.97	1,748

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-08-02
f)	Place of the transaction	Nasdaq Stock Market

(b)	Wencheng Capital Limited

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Wencheng Capital Limited
2	Reason for the notification
a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Wencheng Capital Limited is controlled by the trustee of Wencheng Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction

Acquisition of 1,826 ADSs in the name of Wencheng Capital Limited which holds the ADSs for a family trust (Wencheng Trust) of which Mr To is the settlor between August 2 and 3, 2017 at an average price of US$22.93 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$22.93	1,726
		US$22.95	100

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,826 Price information: US$22.93
e)	Date of the transaction	2017-08-02 – acquisition of 1,726 ADSs 2017-08-03 – acquisition of 100 ADSs
f)	Place of the transaction	Nasdaq Stock Market

(c)	Mr Paul Carter

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Paul Carter
2	Reason for the notification
a)	Position/status	Independent Non-executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Share of US$1.00 each DI ISIN: KYG4672N1016
b)	Nature of the transaction	Acquisition of 724 Ordinary Shares on August 2, 2017 at a price of GBP34.25 per share.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP34.25	724

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

(d)	Dr Dan Eldar

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Dan Eldar
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Share of US$1.00 each DI ISIN: KYG4672N1016
b)	Nature of the transaction	Acquisition of 1,900 Ordinary Shares on August 2, 2017 at an average price of GBP34.93 per share.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP34.50	250
		GBP35.00	1,650

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 1,900 Price information: GBP34.93
e)	Date of the transaction	2017-08-02
f)	Place of the transaction	London Stock Exchange (XLON)

(e)	Dr Karen Ferrante

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Karen Ferrante
2	Reason for the notification
a)	Position/status	Independent Non-executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Acquisition of 3,245 ADSs on August 2, 2017 at an average price of US$22.94 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$22.74	200
		US$22.75	800
		US$22.78	270
		US$22.86	100
		US$22.88	300
		US$22.90	100
		US$23.12	1,475

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 3,245 Price information: US$22.94
e)	Date of the transaction	2017-08-02
f)	Place of the transaction	Nasdaq Stock Market

(f)	Ms Edith Shih

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Edith Shih
2	Reason for the notification
a)	Position/status	Non-executive Director and Company Secretary
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00/ Ordinary Share of US$1.00 each ADS ISIN: US44842L1035/ DI ISIN: KYG4672N1016
b)	Nature of the transaction	Acquisition of 7,712 ADSs and 10,000 Ordinary Shares between August 3 and August 4, 2017 at an average price of US$23.29 per ADS and GBP34.75 per share respectively.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$23.30	6,112
		US$23.29	800
		US$23.27	100
		US$23.22	200
		US$23.20	100
		US$23.19	400
		GBP34.75	10,000

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 7,712 ADSs and 10,000 Ordinary Shares Price information: US$23.29/ GBP34.75
e)	Date of the transaction	2017-08-03 – acquisition of 7,712 ADSs 2017-08-04 – acquisition of 10,000 Ordinary Shares
f)	Place of the transaction	Nasdaq Stock Market/ London Stock Exchange (XLON)

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

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